RF INDUSTRIES, LTD.	For Immediate Release

RF Connectors/Cable Assembly/RF Wireless

Investor Contact: Neil Berkman Associates (310) 826 - 5051 info@berkmanassociates.com	Company Contact: Howard Hill, President (858) 549-6340 rfi@rfindustries.com

RF Industries Reports Record First Quarter Results

Net Income Jumps 145% to $351,000; Sales Increase 25% to $4,140,000

SAN DIEGO, CA, March 9, 2011 — RF INDUSTRIES, LTD. (NASDAQ:RFIL) today announced that net income for the first quarter ended January 31, 2011 increased 145% to a first quarter record $351,000, or $0.10 per diluted share, compared to $143,000, or $0.05 per diluted share in the same quarter last year.  Sales, for the seasonally slowest quarter of the fiscal year, increased 25% to a first quarter record $4,140,000 compared to $3,313,000 in the first quarter last year.
"Record first quarter sales at RF Connector & Cable Assembly and Bioconnect raised the Company’s overall gross margin to 52% of sales, compared to 49% of sales in the same quarter last year.  The strong sales gains increased RFI’s operating income 141% to $528,000 compared to $218,000 in the first quarter last year," said Howard Hill, RFI's president and CEO.
"RF Connector & Cable Assembly Division sales increased 13% on continuing strong demand in the wireless telecommunications industry.  The Aviel Division completed and shipped a large military-related contract in the first quarter, significantly contributing to this segment’s operating income.  Total segment sales increased 17% to $3,407,000 and operating profit increased 83% to $626,000, each of which exceeded total Company-wide sales and operating profit in the first quarter last year.
"Medical Cabling and Interconnect product sales advanced 70% to a first quarter record $608,000.  Operating income jumped to $134,000 from $48,000 due to the sales gains and increased efficiencies associated with a higher utilization rate for the new manufacturing equipment this Division has acquired in recent years.  Bioconnect continues to receive increasing order levels from existing and new customers.
"RF Wireless sales increased to $125,000 from $53,000 in the first quarter last year, but higher engineering and product development expenses widened the operating loss to $231,000 compared to an operating loss of $173,000 in the same period last year.  RF Wireless' market continues to be affected by the slowdown in public safety wireless capital goods expenditures," said Hill.
As previously announced February 11, 2011, RFI's Board of Directors declared a 2 for 1 common stock split and a 33% increase in the common share dividend.  The stock split is payable on March 10, 2011, to shareholders of record February 24, 2011.  After the split, RFI will have approximately 6,015,216 common shares outstanding.  The increase in RFI's quarterly cash dividend, to $0.02 per post-split share, is payable on April 15, 2011, to shareholders of record on March 31, 2011.

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7610 Miramar Road, San Diego, CA  92126-4202  $  (858) 549-6340  $  (800) 233-1728  $  FAX (858) 549-6345
E-mail: rfi@rfindustries.com  $  Internet: www.rfindustries.com

RF Industries' Record First Quarter Net Income and Sales
March xx, 2011
Page Two

As of January 31, 2011, RFI reported cash and cash equivalents of $4,607,000 and investments in short and long-term certificates of deposits of $5,624,000 for a total of $10,231,000 in liquid, short-term and long-term capital resources, working capital of $15,621,000, a current ratio of 11 to 1, no long-term debt and stockholders' equity of $17,357,000, or $5.84 per share.

About RF Industries
RF Industries conducts operations through six related divisions.  The RF Connectors and Cable Assembly segment designs and distributes radio frequency (RF) coaxial connectors and cable assemblies used for Wi-Fi, PCS, radio, test instruments, computer networks and antenna devices.  This business segment includes Aviel Electronics, which provides custom microwave and RF Connector solutions to aerospace, OEM and Government agencies and Oddcables.com, formerly known as Worswick, which provides coaxial connectors and cable assemblies primarily to retail and local multi-media and communications systems customers.  Bioconnect, which constitutes the Medical Cabling and Interconnector segment, designs, manufactures and distributes specialized electrical cabling and interconnect products to the medical monitoring market.  The RF Wireless segment includes Neulink, which designs and markets wireless digital data transmission products for industrial monitoring, wide area networks, GPS tracking and locations systems and RadioMobile, an OEM provider of end-to-end mobile wireless network solutions for public safety, emergency medical, transportation and industrial customers.

Safe Harbor Statements under the Private Securities Litigation Reform Act of 1995.
The statements contained in this release which are not historical facts may be deemed to contain forward-looking statements with respect to future events, the occurrence of which involve risks and uncertainties, including, without limitation, increased competition, and other uncertainties detailed in the Company's Securities and Exchange Commission filings.  All forward-looking statements are based upon information available to the Company on the date they are published and the Company undertakes no obligation to publicly update or revise any forward- looking statements to reflect events or new information after the date of this release.

(tables attached)
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RF INDUSTRIES, LTD.
CONDENSED STATEMENTS OF INCOME
(in thousands, except per share and share amounts)
(UNAUDITED)

	Three Months Ended
	January 31,
	2011	2010
Net sales	$4,140	$3,313
Cost of sales	1,970	1,683

Gross profit	2,170	1,630

Operating expenses:
Engineering	296	194
Selling and general	1,346	1,218

Total operating expenses	1,642	1,412

Operating income	528	218

Interest income	11	26

Income before taxes	539	244

Provision for income taxes	188	101

Net income	$351	$143

Earnings per share:
Basic	$0.12	$0.05
Diluted	$0.10	$0.05

Weighted average shares outstanding
Basic	2,949,703	2,848,773
Diluted	3,399,885	3,179,413

Dividends paid	85	—

RF INDUSTRIES, LTD.
CONDENSED BALANCE SHEETS
(in thousands, except per share and share amounts)

	Jan. 31,	Oct. 31,
	2011	2010
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$4,608	$4,729
Certificates of deposit	4,177	4,578
Trade accounts receivable, net	2,207	2,558
Inventories	5,035	4,608
Other current assets	530	448
Deferred tax assets	613	613

TOTAL CURRENT ASSETS	17,170	17,534

Property and equipment, net	501	530
Long term certificates of deposit	1,447	946
Note receivable from stockholder	67	67
Other assets	32	32

TOTAL ASSETS	$19,217	$19,109

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable	$376	$538
Accrued expenses	1,173	1,217
Income taxes payable	—	124

TOTAL CURRENT LIABILITIES	1,549	1,879

Deferred tax liabilities	19	19
Other long-term liabilities	292	297

TOTAL LIABILITIES	1,860	2,195

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
Common stock - authorized 100,000,000 shares of $0.01 par value; 2,973,759 and 2,930,882 shares issued and outstanding	30	29
Additional paid-in capital	7,322	7,026
Retained earnings	10,005	9,859

TOTAL STOCKHOLDERS' EQUITY	17,357	16,914

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$19,217	$19,109